UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

         National HealthCare L.P. (formerly National HealthCorp L.P.)
                               (Name of Issuer)


                           Limited Partnership Units
                        (Title of Class of Securities)


                                  63633R 10 3
                                (CUSIP Number)

                       Lawrence C. Tucker (212) 493-8400
    Brown Brothers Harriman & Co., 59 Wall Street, New York, New York 10005
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 30, 1995
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of  11 Pages

                                   SCHEDULE 13D



CUSIP No.  63633R 10 3                                Page 2 of 11 Pages




1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                The 1818 Fund, L.P.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]
                                                                     (B) [X]
3               SEC USE ONLY

4               SOURCE OF FUNDS*
                OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware


                7       SOLE VOTING POWER

NUMBER OF
SHARES                  -0-
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON          8       SHARED VOTING POWER
WITH

                        1,972,866 including Notes convertible to 1,972,866 limited partnership units

                9       SOLE DISPOSITIVE POWER

                        -0-

10              SHARED DISPOSITIVE POWER

                1,972,866 including Notes convertible to 1,972,866 limited partnership units

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,972,866 including Notes convertible to 1,972,866 limited partnership units

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                          [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.3% of the Company's limited partnership units assuming conversion of the Notes

14              TYPE OF REPORTING PERSON*

                PN


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D



CUSIP No.  63633R 10 3                                     Page 3 of 11 Pages




1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Brown Brothers Harriman & Co.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                      (B) [X]

3               SEC USE ONLY

4               SOURCE OF FUNDS*
                OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                New York

                7       SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY
OWNED BY EACH
REPORTING       8       SHARED VOTING POWER
PERSON
WITH                    1,972,866 including Notes convertible to 1,972,866
                        limited partnership units

                9       SOLE DISPOSITIVE POWER

                        -0-

               10       SHARED DISPOSITIVE POWER

                        1,972,866 including Notes convertible to 1,972,866 limited partnership units

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,972,866 including Notes convertible to 1,972,866 limited partnership units

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.3% of the Company's limited partnership units assuming conversion of the Notes

14              TYPE OF REPORTING PERSON*

                PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D



CUSIP No.  63633R 10 3                                Page 4 of 11 Pages




1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                T. Michael Long

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                      (B) [X]

3               SEC USE ONLY

4               SOURCE OF FUNDS*
                OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                7       SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY
OWNED BY EACH
REPORTING       8       SHARED VOTING POWER
PERSON
WITH                    1,972,866 including Notes convertible to 1,972,866
                        limited partnership units

                9       SOLE DISPOSITIVE POWER

                        -0-

                10      SHARED DISPOSITIVE POWER

                        1,972,866 including Notes convertible to 1,972,866 limited partnership units

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,972,866 including Notes convertible to 1,972,866 limited partnership units

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.3% of the Company's limited partnership units assuming conversion of the Notes

14              TYPE OF REPORTING PERSON*

                IN


                *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D



CUSIP No.  63633R 10 3                               Page 5 of 11 Pages




1               NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Lawrence C. Tucker

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A) [ ]
                                                                      (B) [X]

3               SEC USE ONLY

4               SOURCE OF FUNDS*
                OO

5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

                7       SOLE VOTING POWER
NUMBER OF
SHARES                  -0-
BENEFICIALLY
OWNED BY EACH
REPORTING       8       SHARED VOTING POWER
PERSON
WITH                    1,972,866 including Notes convertible to 1,972,866
                        limited partnership units

                9       SOLE DISPOSITIVE POWER

                        -0-

               10       SHARED DISPOSITIVE POWER

                        1,972,866 including Notes convertible to 1,972,866 limited partnership units

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,972,866 including Notes convertible to 1,972,866 limited partnership units

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                           [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.3% of the Company's limited partnership units assuming conversion of the Notes

14              TYPE OF REPORTING PERSON*

                IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  63633R 10 3                                   Page 6 of 11



                AMENDMENT NO. 1 TO SCHEDULE 13D



     THIS AMENDMENT No. 1 supplements the Schedule 13D ("Schedule 13D"),

dated May 12, 1992, in the following respects only (capitalized terms used herein shall have the meanings ascribed to such terms in the

Schedule 13D):



ITEM 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended by adding thereto the following paragraph:

          Pursuant to the terms of the Notes, the Notes were exchanged,

as of August 29, 1995, for $30,000,000 in principal amount of 6.0% Senior

Subordinated Convertible Debentures due July 1, 2000 (the "Debentures"),

which were issued to the Fund under and pursuant to an Indenture (the

"Indenture"), dated as of August 29, 1995 (a copy of which is attached hereto as Exhibit 3), between the Company and First American National

Bank, as Trustee.  The Indenture and the Debentures embody the substance of the covenants, terms and other provisions contained in the Notes and the Note Purchase Agreement.  On August 29, 1995, the Company and the Fund

entered into Amendment 1 to the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 2), which amendment provides that holders of the Debentures are entitled to the same rights and benefits as the holder of the Note under the Registration  Rights Agreement.

On August 30, 1995, the Company, pursuant

CUSIP No.  63633R 10 3                                 Page 7 of 11



to the Fund's request under the Registration Rights Agreement, filed a registration statement on Form S-3 (the "Registration Statement"),

pursuant to Rule 415 under the Securities Act of 1933, as amended

(the "Act"), to register the Debentures and the Units into which such Debentures are convertible for public sale.

          The Fund intends, subject to market conditions, to sell, from time to time, all of the Debentures.  Equitable Securities Corporation

("Equitable") has agreed to act as placement agent for the Debentures from time to time at the request of the Fund during the term of the agreement described in Item 6 below.  The Fund also may sell the

Debentures (i) directly in privately negotiated transactions,

(ii) through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate or

(iii) through brokers, dealers or other agents, other than Equitable,

designated from time to time by the Fund.



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH

          RESPECT TO THE SECURITIES OF THE ISSUER.

     Item 6 is amended by adding thereto the following paragraph:

          The Fund intends, subject to market conditions, to sell, from time to time, all $30,000,000 in principal amount of the Debentures.  The

Fund and Equitable have entered into a Placement Agency Agreement (the

"Placement Agency

CUSIP No.  63633R 10 3                           Page 8 of 11


Agreement"), dated August 9, 1995 (a copy of which is attached hereto as Exhibit 1), among the Company, the Fund and Equitable,

pursuant to which Equitable has agreed to act as placement agent in the offering and sale, from time to time at the Fund's request, of the

Debentures on a best efforts basis.  Pursuant to the Placement Agency

Agreement, Equitable will receive a commission from the Fund equal to

1.5% of the proceeds received by the Fund from the sale of Debentures.

The Fund also may sell the Debentures (i) directly in privately negotiated transactions, (ii) through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate or (iii) through brokers, dealers or other agents,

other than Equitable, designated from time to time by the Fund.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS



     1.   Placement Agency Agreement, dated August 9, 1995, among the

          Company, the Fund and Equitable (incorporated by reference to the Company's Registration Statement on Form S-3 (File No.

          33-62235) as filed with the Securities and Exchange Commission on August 30, 1995).

     2.   Amendment 1, dated August 29, 1995, to the Registration Rights

          Agreement.

     3.   Indenture, dated August 29, 1995, between the Company and First

          American National Bank, as

CUSIP No.  63633R 10 3                           Page 9 of 11


          Trustee (incorporated by reference to the Company's Registration

          Statement on Form S-3 (File No. 33-62235) as filed with the

          Securities and Exchange Commission on August 30, 1995).

    99.   Schedule 13D, dated May 12, 1992.

CUSIP No. 63633R 10 3                            Page 10 of 11



                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Dated:  August 31, 1995


                         THE 1818 FUND, L.P.

                         By:  Brown Brothers Harriman & Co.,
                              General Partner


                         By:  /S/ LAWRENCE C. TUCKER
                              ----------------------------
                              Name:  Lawrence C. Tucker
                              Title:  Partner


                         BROWN BROTHERS HARRIMAN & CO.



                         By:  /S/ LAWRENCE C. TUCKER
                              ---------------------------
                              Name:  Lawrence C. Tucker
                              Title:  Partner



                          /S/ T. MICHAEL LONG
                          ---------------------------
                          T. Michael Long



                         /S/ LAWRENCE C. TUCKER
                         -----------------------------
                         Lawrence C. Tucker



          Explanatory Note.

          In order to comply with Rule 13d-2(c) promulgated under the Securities Exchange Act of 1934, included for filing with this Amendment No. 1 to the Schedule 13D is the Schedule 13D, which was previously filed with the Securities and Exchange Commission.

 CUSIP No. 63633R 10 3                                  Page 11 of 11


                       INDEX TO EXHIBITS



EXHIBIT               DESCRIPTION                                PAGE NUMBER

  1 Placement Agency Agreement, dated August 9, 1995, among the Company, the Fund and Equitable (incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 33-62235) as filed with the Securities and Exchange Commission on August 30,
                      1995).

  2                   Amendment 1, dated August 29, 1995, to
                      the Registration Rights Agreement.

  3 Indenture, dated August 29, 1995, between the Company and First American National Bank, as Trustee (incorporated by reference to the Company's
                      Registration Statement on Form S-3
                      (File No. 33-62235) as filed with the
                      Securities and Exchange Commission on
                      August 30, 1995).

 99                   Schedule 13D, dated May 12, 1992.